FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

MEDIA RELEASE



Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fa +27 11 484-0639

North America

Cheryl A Martin
Tel +303 796-8683
Fa +303 796-8293

Gold Fields Submits Application To Competitions Tribunal To Interdict Harmony Offer

Johannesburg, 26 November 2004: Shareholders of Gold Fields Limited (GFI: JSE and NYSE) are referred to the announcement published by Gold Fields in the press on 19 October 2004, regarding an offer for the entire issued share capital of Gold Fields by Harmony Gold Mining Company Limited, a circular in respect of which may now have been received by shareholders.

Gold Fields has received legal advice to the effect that the early settlement offer, in terms of which Harmony is seeking to acquire for early settlement up to 34,9% of the entire issued share capital of Gold Fields, whether in isolation or in combination with the so-called subsequent offer, is an unlawful construct designed to evade the jurisdiction of various regulatory authorities and is, in particular, a notifiable merger for the purposes of the Competition Act, 1998, as amended. As such, according to legal advice received, the offer may not lawfully be implemented in whole or in part prior to notification to the Competition authorities and receipt of approval from them.

In order to obtain certainty for shareholders and to enable them to determine how they should in their best interests deal with the offer from Harmony, Gold Fields has submitted an application to the Competitions Tribunal to interdict the apparent unlawful implementation of the offer.

Until such time as further information regarding the outcome of the application becomes available, shareholders are advised to continue to exercise caution when dealing in securities of the company.

ends

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], G J Gerwel, N J Holland[†] (Chief Financial Officer), J M McMahon[†], G R Parker[‡], R L Pennant-Rea[†], P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, [†]British, [‡]American,[#]Ghanaian.
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 26 October 2004

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs